CONTACT:
MEDIA: Janet Ko
 (416) 213-4167 janet.ko@mdsinc.com

INVESTORS: Kim Lee
                                 (416) 213-4721 kim.lee@mdsinc.com

FOR IMMEDIATE RELEASE:

MDS Inc. Announces Appointment of James S.A. MacDonald
as Chairman of Board of Directors

John T. Mayberry Decides to Step Down as Chairman

TORONTO, Canada, November 19, 2008 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life-sciences markets, today announced the appointment of  James S.A. MacDonald as Chairman of the Company’s Board of Directors.

Mr. MacDonald, whose appointment is effective immediately, has been a member of the MDS Board since July 2005.  John T. Mayberry, who joined the MDS Board in January 2004, and was appointed Chairman in October of that year, has resigned from the Board, citing other business obligations for his decision to step down.  The Board has accepted his resignation.

“Jim MacDonald’s deep financial expertise, experience in capital markets and in-depth knowledge of our businesses makes him the ideal choice to lead our Board at this stage in our evolution,” said Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc.  “I would like to thank John Mayberry for the tremendous contribution he has made to MDS.  During his tenure as Chairman, John was instrumental in overseeing the transformation of MDS to a pure-play, global life-sciences company, and championed continuous improvement in corporate governance.”

 “As an MDS shareholder and member of the Company’s Board for the past three-and-a-half years, I've had the opportunity to work closely with MDS’s leadership team to focus on driving growth, improving operating performance and shaping the business portfolio,” said Mr. MacDonald. “As the new Chairman, I will continue the Board’s efforts to create long-term value for shareholders.”

Mr. MacDonald, who is a member of the Board’s Audit Committee, is Chairman and Managing Partner of Enterprise Capital Management Inc.  Prior to 1997, Mr. MacDonald was Deputy Chairman of Scotia McLeod Inc.   He is also a director of Cinram International Income Fund, Cymbria Corporation., Manitoba Telecom Services Inc. and Superior Plus Inc., and non executive Chairman of Cormark Securities Inc.

Mr. Mayberry retired as Chairman and CEO of Dofasco Inc., a leading producer of primary steel and finished steel products, in 2003.  Leadership and commitment to community are trademarks of Mr. Mayberry’s life, for which he received the Order of Canada in 2006.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life-sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,500 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

SOURCE: MDS Inc.